05012682

10|31

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Eurocastle Investment Limited

*CURRENT ADDRESS: c/o HSBC Securities Services (Guernsey) Limited
Arnold House
St. Julian's Avenue

**FORMER NAME: St. Peter Port

**NEW ADDRESS: Guernsey GY1 3NF [redacted]

FILE NO. 82- 34924     FISCAL YEAR 12/31/04

PROCESSED
NOV 2 1 2005
THOMSON FINANCIAL

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: Cora

DAT : 11/18/05

82-34924

AR/S
12-31-04

EUROCASTLE INVESTMENT LIMITED

# 2004 ANNUAL REPORT



# company overview

Eurocastle Investment Limited (LSE: ECT) is an investment company formed to invest in a diversified portfolio of European real estate securities, other European asset-backed securities and other European real estate related assets. The Company seeks to deliver a stable dividend and attractive risk-adjusted returns through varying interest rate and credit cycles. We achieve this through prudent asset selection and the use of innovative financing structures, which reduce our interest rate and financing risks, and enable us to adapt to changing credit cycles.

**LSE Listed**

In June 2004, Eurocastle Investment Limited announced that an offer price of €12.00 per ordinary share had been set in respect of its initial public offering of ordinary shares, which are listed on the London Stock Exchange trading under the symbol "ECT."

London STOCK EXCHANGE

# financial highlights

(in €000's except per share data)

| | |
|---|---|
| **OPERATING DATA** | |
| Interest income | 23,902 |
| Other income (net) | 5,228 |
| Interest expense | 13,663 |
| Other expenses | 3,436 |
| Net profit | 12,031 |
| Income available for ordinary shareholders | 12,031 |
| Earnings per diluted share | €0.78 |
| Weighted average number of shares outstanding, diluted | 15,495,783 |
| Basic earnings per share | €0.79 |
| Weighted average number of shares outstanding, basic | 15,214,818 |
| **BALANCE SHEET DATA** | |
| Available-for-sale securities (includes cash to be invested) | 1,010,433 |
| Short-term investments | 254,051 |
| Real estate related loans | 21,938 |
| Investment properties | 318,514 |
| Total assets | 1,627,619 |
| Debt obligations | 1,154,310 |
| Shareholders' equity | 206,420 |
| **SUPPLEMENTAL BALANCE SHEET DATA** | |
| Weighted average credit rating of real estate, other ABS securities, and real estate loans | BBB+ |
| Shares outstanding | 18,463,670 |
| Book value per share | €11.18 |
| **SHARE PERFORMANCE DATA** | |
| Closing share price on 31 December 2004 | €16.33 |
| Dividends declared for the year ended 31 December 2004 | €0.63 |
| Dividends declared for the quarter ended 31 December 2004 €0.33, annualized | €1.32 |
| Current dividend yield, annualized, based on 3 March 2005 closing share price of €18.25 | 7.23% |

155%

Increase in Total Assets

(IPO to 31 December 2004)

# letter to our shareholders

2004 was our first year as a public company. Following our IPO on June 29, 2004, our shares were listed on the London Stock Exchange under ticker symbol ECT. We are pleased with what we have accomplished so far and believe that we have a dynamic business with exceptional management and a strong group of institutional and private investors.

At Eurocastle, our focus is to build long-term shareholder value by consistently delivering steady and growing dividends to shareholders. After going public in June, we paid our first dividend of €0.30 per share for the third quarter of 2004. By the fourth quarter of 2004, our dividend rose by 10% to €0.33 per share. Our policy is to pay out substantially all of our earnings. The Company's 2004 net earnings were €12.0 million or €0.78 per diluted share.

Our business model is to invest in a highly diverse portfolio consisting of real estate related assets, including mortgage backed securities, real estate loans, B-Notes, direct credit leased real estate as well as other asset-backed securities. Our goal is to deliver high, stable returns to shareholders in various economic and interest rate environments. We believe that we can achieve this through prudent asset selection and the use of financing structures which enable us to match the maturities of our assets and liabilities, greatly reducing our interest rate exposure and refinancing risk.

Since our IPO, the market for real estate securities in Europe has been extremely active. New issuance of real estate related securities reached an all-time high of approximately €146 billion in 2004, including commercial mortgage backed securities of €20 billion. In the fourth quarter, we invested over €216 million in real estate securities, other asset backed securities and real estate loans, bringing the total securities and loan portfolio to €1.3 billion by year end. In addition to acquiring these securities and loans during the quarter, Eurocastle also

*"Our focus is to build long-term shareholder value by consistently delivering steady and growing dividends to shareholders."*

completed its first real estate sale-leaseback transaction. In December, we purchased a portfolio of bank branches in Germany from Deutsche Bank for a total cost of approximately €319 million. This investment allowed us to substantially invest the remainder of the capital we raised in our IPO at attractive risk adjusted returns.

Our prospects in 2005 to grow our earnings and dividends will depend on our ability to continue to raise and invest capital at attractive levels. The real estate related securities markets are robust and deal flow is strong. We anticipate there will be increased supply of European commercial mortgage backed securities as this market has been growing consistently year over year, resembling the scale and growth rate of the U.S. markets a decade ago. The investment pipeline for direct real estate is also strong and we are optimistic that we can build on our success in December with additional investments in credit leased real estate.

Our management focus is on long-term profitability and performance, and we are pleased with the performance of our stock price in the short time since our IPO, and believe the strength of our business plan and operations will continue to attract investor interest and support. With a solid investment portfolio and excellent prospects for new investments, we are optimistic that our disciplined business model and our focus on distributing our earnings to shareholders will continue to deliver strong results in the coming years.

Thank you for your commitment and support.

WESLEY R. EDENS
Chairman and Chief Executive Officer


OUR
COMPANY
Deutsche Bank





*Fortress Investment Group LLC is a global alternative investment and asset management firm founded in 1998 with approximately US$12 billion in equity capital currently under management. Fortress is headquartered in New York City and its affiliates have offices in Frankfurt, Geneva, London, Rome, Sydney and Toronto. Fortress manages capital for a diverse group of investors including approximately 300 leading pension funds, endowments and foundations, financial institutions, funds of funds and high net worth individuals. Its conservative, disciplined investment approach and tolerance of complex investment situations have enabled the firm to produce consistently high risk-adjusted returns for investors.*

Substantially all of the earnings are paid out in dividends… the Company has increased its dividend from €1.20 per share annualised to €1.32 per share annualised from third quarter to fourth quarter.

Eurocastle Investment Limited is an investment company incorporated in Guernsey in 2003. In June 2004, it completed the initial public offering of its ordinary shares, which are listed on the London Stock Exchange under the symbol ECT. The Company invests in a diversified portfolio of European real estate securities, other European asset-backed securities and other European real estate related assets.

Eurocastle is modeled after Newcastle Investment Corp., a US investment company that is listed on the New York Stock Exchange and managed by Fortress Investment Group LLC. Eurocastle is structured as a tax efficient vehicle with substantially all of Eurocastle's earnings paid out in dividends to shareholders. To date, its business plan is on track with two dividends already having been declared.

The Company is managed by Fortress Investment Group LLC, a premier investment and asset management firm. Fortress has provided a dedicated Eurocastle executive management team with extensive experience across the key disciplines necessary to successfully execute the business model. Eurocastle also benefits from its manager's investment and structuring expertise. In addition, Fortress has a significant equity investment in Eurocastle.





***Eurocastle's core business strategy*** *objectives are to deliver stable dividends and attractive risk-adjusted returns through prudent asset selection and the use of match-funded financing structures, which are intended to reduce interest rate, refinancing and currency risks. The Company seeks to generate returns by locking in the difference between the yield on investments and the costs of financing these investments and optimising this difference over the life of the investment.*


INVEST
MATCH FUND
MANAGE ASSETS
Diversified Portfolio
Match Interest Rates and Maturities
Ongoing Credit Surveillance

Eurocastle invests in a diversified portfolio of commercial and residential mortgage backed securities, securities collateralised by non-performing loan portfolios and other asset backed securities, real estate related loans and direct real estate assets. The Company invests in securities rated "A" through "BB" with an overall weighted average credit rating of BBB+. Eurocastle is a focused investor in the European asset backed securities market and believes that this market will experience tremendous growth.

The Company seeks to utilise non-recourse match-funded financing structures in order to minimise interest rate, refinancing and currency risks. The Company matches the maturities of its debt obligations with the maturities of its investments in order to minimise the risk that it needs to refinance its liabilities prior to the maturities of its assets. It also matches the interest profile on investments with like-kind debt in order to reduce the impact of changing interest rates on earnings. Eurocastle seeks to lock in the difference between the yield on assets and the cost of liabilities (net spread) and to optimise this difference over the life of the financing.

Eurocastle has a disciplined approach to managing assets with moderate credit risk and sufficient liquidity. The Company seeks to diversify its investments by asset type, industry, location and issuer in order to minimise the risk of capital loss and to enhance the terms of the Company's financing structures. Eurocastle manages its credit exposure through this diversification and also through ongoing asset selection and surveillance.



# STRATEGY





*As of 31 December 2004 the Company's assets totaled €1.6 billion with 78% of the assets being securities and loans. Eurocastle's portfolio of securities and loans is well diversified comprising 85 issues; 95% are floating-rate securities with an average life of 4.0 years. These issues are diversified by asset type, rating, location and currency. Fundamental to its investment philosophy is diversification as a means to minimise the risk of capital loss as well as to enhance financing terms.*

# DIVERSIFICATION

**Total Investment Portfolio**

**ASSET TYPE**


CMBS 33%
Other ABS 21%
Investment Property 20%
Short-Term Investments 16%
RMBS 9%
Loan 1%

**GEOGRAPHIC DIVERSIFICATION**


Germany 26%
UK 25%
Pan Euro 25%
Italy 16%
France 4%
Other 4%

**CURRENCY**


EURO 81%
GBP 19%

**Total Securities and Loans**

**ASSET TYPE**


CMBS 41%
Other ABS 26%
Short-Term Investments 21%
RMBS 10%
Loan 2%

**GEOGRAPHIC DIVERSIFICATION**


UK 31%
Pan Euro 31%
Italy 20%
Germany 8%
France 5%
Other 5%

**RATING***


BBB 49%
A-1+ 20%
A 18%
AAA 7%
BB 5%
B 1%

Weighted Average Long-Term Rating BBB+

*Excludes unrated loans

report of the directors 10

statement of directors' responsibilities in respect of the financial statements 13

independent auditors' report 14

consolidated income statement 15

consolidated balance sheet 16

consolidated statement of cash flows 17

consolidated statement of changes in equity 18

notes to consolidated financial statements 19

# RESULTS

# report of the directors

The Directors present their Annual Report and the audited financial statements for the year ended 31 December 2004.

### Incorporation

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003.

### Activities

The principal activities of the Company include investing in, financing and management of European real estate securities, other European asset backed securities and other European real estate related assets. The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"), a global alternative investment and asset management firm with approximately US$12 billion of equity capital currently under management. The Company has entered into a management agreement with the Manager (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described further in the Notes to the Consolidated Financial Statement. The Company has no ownership interest in the Manager.

Eurocastle's core business strategy is to invest in a diverse portfolio of assets which the Company finances in a manner designed to match the terms of its assets and liabilities. In the year ended 31 December 2004, Eurocastle purchased approximately €1,061 million of asset backed securities, €22 million of real estate related loans, and €318.5 million of credit leased real estate assets.

Despite credit spreads of European asset backed securities at historically tight levels, the Company continues to find attractive opportunities to deploy capital at superior risk adjusted returns. It is anticipated that there will be increased supply of European commercial mortgage backed securities in 2005. During the past 12 months there has been a substantial increase in activity with several new conduit programs being formed by a number of investment banks. The B-Note market is also developing in line with this increased securitisation activity and should offer investment possibilities during the current year.

In addition to acquiring real estate and other asset backed securities and real estate related loans during the year, Eurocastle also completed its first sale-leaseback transaction in December for €318.5 million. This investment allowed the Company substantially to complete the deployment of the capital it raised in its IPO and is expected to generate attractive risk adjusted returns. It is a long-term investment and reflects the Company's focus on Germany as well as an interest in other opportunities in Western Europe to acquire real estate leased to high credit tenants.

### Listing Requirements

The Company has complied with the conditions applicable to investment companies set out in chapter 21 of the UK listing rules since its listing in June 2004.

### Results

The net profit for the year ended 31 December 2004 is set out on page 15. The Company's net earnings for the year ended 31 December 2004 totaled €12.0 million, equivalent to €0.78 per diluted share or €0.79 per basic share. As of 31 December 2004, the Company's shareholders' equity was €206.4 million or €11.18 per outstanding share.

### Dividends

The Board of Directors of Eurocastle declared a dividend of €0.33 per share for the quarter ended 31 December 2004. The record date for this dividend was 4 March 2005 and the payment date will be on 11 March 2005. Eurocastle paid a dividend of €0.30 per share for the third quarter on 5 November 2004.

The Company's aim is to pay out all or substantially all of its earnings in the form of dividends to shareholders. Eurocastle intends to pay quarterly dividends to shareholders.

**Capital Markets**
Eurocastle completed its initial public offering on 29 June 2004 with a net capital raise of approximately €74.3 million, despite difficult equity markets in Europe at that time. Further capital raises are expected during the current year.

Consistent with the Company's funding discipline, a €400 million non-recourse term debt offering was completed by Eurocastle CDO I PLC in June 2004 to finance a portfolio of commercial mortgage backed securities and other asset backed securities.

In December 2004, Eurocastle entered into an 8.3 year term loan of €246.5 million with a major real estate lending bank to finance the acquisition of properties from Deutsche Bank. The term loan was set at a rate of Euribor plus 1.15%. After allowing for term fixed rate interest rate swaps on €210 million of the loan, the average cost of financing these properties at the year end was 4.53%.

Eurocastle also entered into a revolving 364 day credit facility in December 2004 for €35.0 million as a means of securing access to temporary working capital. The interest rate on drawn amounts was priced at Euribor plus 2.5%, with a commitment fee of 0.5% on undrawn amounts.

**Investment Portfolio**
As of 31 December 2004, Eurocastle's total securities and loans portfolio of €1,286.4 million, which represents 79.0% of the Company's total assets, included €526.2 million of commercial mortgage backed securities, €254.1 million of asset backed commercial paper, €475.0 million of other asset backed securities, €21.9 million of loans, and €9.2 million of cash held within Eurocastle CDO I PLC pending investment in additional real estate securities and other asset backed securities during the ramp-up period.

The portfolio of securities and loans is well diversified with 85 issues and an average life of 4.0 years; 95% of the portfolio comprises floating rate securities. The average credit quality of the securities portfolio is BBB+ and 93% of the securities are rated investment grade. The weighted average credit spread was 1.99% as of 31 December 2004. The weighted average credit spread represents the yield premium on our securities over Euribor.

Eurocastle also acquired a portfolio of 96 properties from Deutsche Bank AG at a total cost of €318.5 million in December 2004. The properties predominantly consist of office buildings and are largely occupied by Deutsche Bank. Deutsche Bank will continue to occupy most of their current space on a medium to long-term basis. The properties, totaling 300,000 square meters of leasable space, are located in 90 cities and towns throughout Germany. The properties are generally in city centre pedestrian areas and are among the best located and highest quality assets in their respective markets. The portfolio has been term financed as described above.

The total investment portfolio is geographically diversified with direct exposures of 25% in the UK, 16% in Italy, 25% Pan European, 26% in Germany, 4% in France, and 4% in other European countries.

**Credit**
The Company's real estate securities portfolio continues to perform. As at 31 December 2004, none of its securities or loans were defaulted, and there have been no principal losses to date. Eurocastle continues to seek investments that will generate superior risk adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

**Manager's Appointment**
The Directors have reviewed the continued appointment of the Manager and in their opinion such continued appointment on the terms of the Management Agreement is in the interests of shareholders as a whole. In carrying out the review and reaching this conclusion the independent Directors considered the past performance of the Company and the capability and resources of the Manager to deliver satisfactory investment performance. The independent Directors also considered the length of the notice periods under the Management Agreement and the fees payable to the Manager, together with the standard of the other services provided.

**Directors**

The Directors who held office during the year and subsequently were:

Wesley R. Edens (appointed 13 August 2003)
Peter L. Briger, Jr. (appointed 13 August 2003 and resigned 11 June 2004)
Robert I. Kauffman (appointed 13 August 2003 and resigned 11 June 2004)
Keith Dorrian (appointed 13 August 2003)
Paolo Giorgio Bassi (appointed 11 June 2004)

**Directors' Interests**

The interests of Directors in the ordinary shares of the Company as at 31 December 2004 were as follows:

| Name | Number of Shares |
|---|---|
| Keith Dorrian | 1,000 |
| Paolo Bassi | 21,000 |
| Wesley R. Edens* | 1,050,000 |

*Mr. Edens is one of the members of Fortress Principal Investment Holdings II LLC which is the beneficial owner of 1,000,000 Shares and as a result of this relationship Wesley R. Edens is interested in the Shares owned by this entity or in some of such Shares. Subsequent to year end, Fortress Principal Investment Holdings II LLC acquired 5,000 Shares.

**Substantial Shareholdings**

At 4 March 2004, the Company had notification that the following shareholder had an interest in 3% or more of the Company's share capital:

| | % holding |
|---|---|
| Morgan Stanley Securities Limited | 6.77 |

In addition, the share register reflected the following holdings of 3% or more of the issued share capital:

| | % holding |
|---|---|
| Morstan Nominees Limited | 11.00 |
| Bank of America Securities LLC FBO Silver Creek Low Vol Str | 8.12 |
| DB Special Opportunities Offshore LLC | 8.12 |
| Private Equity Holding Eurocastle LLC | 8.12 |
| H/Z Acquisition Partners LLC | 8.12 |
| Morstan Nominees Limited Firm Acct | 5.96 |
| Fleet National Bank | 5.42 |
| Sun America Life Insurance Company | 5.42 |
| Drawbridge Special Opportunities Fund LP | 4.87 |
| Drawbridge Special Opportunities Fund Ltd | 3.25 |

**Auditors**

Ernst & Young LLP were appointed as auditors during the period. Ernst & Young LLP have expressed their willingness to continue in office and a resolution to re-appoint Ernst & Young LLP as Auditors will be proposed at the Annual General Meeting.

**Registered Office**

c/o HSBC Securities Services (Guernsey) Limited
Arnold House
St. Julian's Avenue
St. Peter Port, Guernsey, GY1 3NF
Channel Islands

**BY ORDER OF THE BOARD**

Wesley R. Edens

# statement of directors' responsibilities in respect of the financial statements

Guernsey Company Law 1994 requires the Directors to prepare accounts which shall be in accordance with generally accepted accounting principles and show a true and fair view of the profit or loss of the Company for the period and of the state of the Company's affairs at the end of the period.

In preparing accounts the Directors should:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping accounting records which are sufficient to show and explain the Company's transactions and are such as to disclose with reasonable accuracy, at any time, the financial position of the Company and to enable them to ensure that the financial statements comply with the Guernsey Company Law 1994. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

# independent auditors' report

To the Members of Eurocastle Investment Limited

We have audited the group's financial statements for the year ended 31 December 2004 which comprise the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Cash Flows, Consolidated Statement of Changes in Equity and the related notes 1 to 22. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 64 of the Companies (Guernsey) Law 1994. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective Responsibilities of Directors and Auditors**

The directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable Guernsey law and International Financial Reporting Standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies (Guernsey) Law 1994. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report and the Chairman's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

**Basis of Audit Opinion**

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

**Opinion**

In our opinion the financial statements give a true and fair view of the state of affairs of the group as at 31 December 2004 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies (Guernsey) Law 1994.

Ernst & Young LLP

Ernst & Young LLP
Registered Auditor
London
9 March 2005

# consolidated income statement

| | Notes | Year Ended 31 December 2004 €'000 | 8 August 2003 (Formation Date) to 31 December 2003 €'000 |
|---|---|---|---|
| **Operating Income** | | | |
| Interest income | | **23,902** | 50 |
| Rental income | | **344** | — |
| Realised gain on securities portfolio contract | 15 | **4,141** | 611 |
| Loss on foreign currency translation | | **(613)** | — |
| Realised gain on disposal of available-for-sale securities | | **1,356** | — |
| Total operating income | | **29,130** | 661 |
| **Operating Expenses** | | | |
| Interest expense | | **13,663** | — |
| Property operating expenses | | **33** | — |
| Other operating expenses | 3 | **3,403** | 759 |
| Total operating expenses | | **17,099** | 759 |
| **Net profit (loss)** | | **12,031** | (98) |
| **Earnings per Ordinary Share (adjusted for share consolidation)** | | | |
| Basic | 12 | **0.79** | (0.01) |
| Diluted | 12 | **0.78** | (0.01) |
| **Weighted Average Ordinary Shares outstanding (adjusted for share consolidation)** | | | |
| Basic | 12 | **15,214,818** | 11,857,670 |
| Diluted | 12 | **15,495,783** | 11,857,670 |

*See notes to the consolidated financial statements.*

# consolidated balance sheet

| | Notes | 31 December 2004 €'000 | 31 December 2003 €'000 |
|---|---|---|---|
| **Assets** | | | |
| Cash and cash equivalents | | **10,293** | 1,690 |
| Restricted cash | | **2,812** | — |
| Securities portfolio contract | 15 | **–** | 57,611 |
| Asset backed securities, available-for-sale (includes cash to be invested) | 4 | **1,264,484** | — |
| Real estate related loans | 5 | **21,938** | — |
| Investment properties | 7 | **318,514** | — |
| Other assets | 6 | **9,578** | 316 |
| Total assets | | **1,627,619** | 59,617 |
| **Equity and Liabilities** | | | |
| **Capital and Reserves** | | | |
| Issued capital, no par value, unlimited number of shares authorised, 18,463,670 shares issued and outstanding at 31 December 2004 *(11,857,670 at 31 December 2003, adjusted for share consolidation)* | 13 | **192,709** | 59,027 |
| Net unrealised gain on available-for-sale securities and hedge instruments | 4, 16 | **7,317** | — |
| Accumulated profit (loss) | | **6,394** | (98) |
| Total equity | | **206,420** | 58,929 |
| **Minority Interests** | | **2** | — |
| **Liabilities** | | | |
| CDO bonds payable | 8 | **347,877** | — |
| Bank borrowings | 9 | **608,849** | — |
| Repurchase agreements | 10 | **197,584** | — |
| Trade and other payables | 11 | **266,887** | 688 |
| Total liabilities | | **1,421,197** | 688 |
| Total equity and liabilities | | **1,627,619** | 59,617 |

*See notes to the consolidated financial statements.*

# consolidated statement of cash flows

| | Year Ended 31 December 2004 €'000 | 8 August 2003 (Formation Date) to 31 December 2003 €'000 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net profit (loss) | 12,031 | (98) |
| Adjustments for: | | |
| Unrealised gain on securities portfolio contract | — | (611) |
| Unrealised gain on foreign currency contracts | (275) | — |
| Accretion of discounts on securities | (791) | — |
| Amortisation of borrowing costs | 225 | — |
| Gain on disposal of available-for-sale securities | (1,356) | — |
| Gain on securities portfolio contract | (4,141) | — |
| Shares granted to Directors | 72 | — |
| Net change in operating assets and liabilities: | | |
| Increase in restricted cash | (2,812) | — |
| Increase in other assets | (8,272) | (113) |
| Increase in trade and other payables | 9,223 | 688 |
| Net cash flows from (used in) operating activities | 3,904 | (134) |
| **Cash Flows from Investing Activities** | | |
| Purchase of investment property | (315,589) | — |
| Securities portfolio contract deposit paid | (59,000) | (57,000) |
| Proceeds on securities portfolio contract deposit | 120,752 | — |
| Purchase of available-for-sale securities/loans | (1,082,650) | — |
| Proceeds from sale of available-for-sale securities | 39,667 | — |
| Repayment of security principal | 19,363 | — |
| Net cash flows used in investing activities | (1,277,457) | (57,000) |
| **Cash Flows from Financing Activities** | | |
| Proceeds from issuance of ordinary shares | 138,488 | 59,288 |
| Costs related to issuance of ordinary shares | (4,878) | (261) |
| Issuance of bonds | 347,658 | — |
| Borrowings under repurchase agreements | 197,584 | — |
| Proceeds from bank borrowings | 608,843 | — |
| Payment of deferred financing costs | — | (203) |
| Dividends paid to shareholders | (5,539) | — |
| Net cash flows from financing activities | 1,282,156 | 58,824 |
| **Net Increase in Cash and Cash Equivalents** | 8,603 | 1,690 |
| **Cash and Cash Equivalents, Beginning of Year** | 1,690 | — |
| **Cash and Cash Equivalents, End of Year** | 10,293 | 1,690 |

# consolidated statement of changes in equity

| | Issued Capital — Ordinary Shares (Adjusted for Share Consolidation) | Issued Capital — Amount €'000 | Net Unrealised Gains €'000 | Hedging Reserves €'000 | Accumulated Profit (Loss) €'000 | Total Equity €'000 |
|---|---|---|---|---|---|---|
| **At 8 August 2003 (Date of Formation)** | — | — | — | — | — | — |
| Issuance of ordinary shares | 11,857,670 | 59,288 | — | — | — | 59,288 |
| Costs related to issuance of ordinary shares | — | (261) | — | — | — | (261) |
| Net loss | — | — | — | — | (98) | (98) |
| **At 31 December 2003** | 11,857,670 | 59,027 | — | — | (98) | 58,929 |
| **At 1 January 2004** | **11,857,670** | **59,027** | — | — | **(98)** | **58,929** |
| Second capital call on existing shares | — | **59,288** | — | — | — | **59,288** |
| Issuance of ordinary shares on IPO | **6,600,000** | **79,200** | — | — | — | **79,200** |
| Costs related to issuance of ordinary shares on IPO | — | **(4,878)** | — | — | — | **(4,878)** |
| Issuance of ordinary shares to Directors | **6,000** | **72** | — | — | — | **72** |
| Net unrealised gain on available-for-sale securities | — | — | **6,604** | — | — | **6,604** |
| Net unrealised gain on hedge instruments | — | — | — | **713** | — | **713** |
| Dividends paid | — | — | — | — | **(5,539)** | **(5,539)** |
| Net profit | — | — | — | — | **12,031** | **12,031** |
| **At 31 December 2004** | **18,463,670** | **192,709** | **6,604** | **713** | **6,394** | **206,420** |

# notes to consolidated financial statements

## 1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. The principal activities of the Company include the investing in, financing and managing of European real estate related asset backed securities and other European real estate related assets. The directors consider the Company to operate in three business segments, being other asset backed securities and real estate securities, real estate related loans, and investment properties, and one geographical segment, being Europe.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation further below. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Statement of Compliance**
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by IASB's predecessor, the International Accounting Standards Committee, that remain in effect. In preparing financial statements, the same accounting principles and methods of computation are applied as in the financial statements as at 31 December 2003 and for the period then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

**Basis of Preparation**
The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

**Early Adoption of International Financial Reporting Standards**
The Company has resolved to early adopt the revision to IAS 40 Investment Properties in 2004.

**Basis of Consolidation**
The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2004.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 31 December 2004, the Company's subsidiaries consisted of its investment in Eurocastle Funding Limited ("EFL"), a limited company incorporated in Ireland, Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL through its rights as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation—Special Purpose Entities, the Company consolidates CDO I, CDO II and CDO III as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as sociétés à responsabilité limitée. Longwave and Shortwave each own German companies which hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave. Also see Note 19.

**Financial Instruments**

*Classification*
*Financial assets and liabilities held for trading* are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts and forward foreign exchange contracts that are not designated as effective hedging instruments.

*Available-for-sale assets* are financial assets that are not held for trading purposes, originated by the Company, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

*Recognition*
The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

*Measurement*
Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

*Fair value measurement principles*
The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

*Gains and losses on subsequent measurement*
Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

*Derecognition*
A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

*Impairment*
Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated. Impairment loss is the difference between the net carrying value of an asset and its recoverable amount. Any such impairment loss is recognised in the income statement.

Securities and loans are considered to be impaired, for financial reporting purposes, when it is probable that the Company will be unable to collect all principal or interest when due according to the contractual terms of the original agreements, or, for securities or loans purchased at a discount for credit losses, when it determines that it is probable that it will be unable to collect as anticipated. Upon determination of impairment an allowance is established based on the recoverable amount of the underlying investment using a discounted cash flow analysis.

*Hedge accounting*
Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value. The fair value of a derivative hedging instrument is calculated in the same way as the fair value of trading instruments (refer to accounting policy above).

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on remeasurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss.

**Cash and Cash Equivalents**
Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

**Restricted Cash**
Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of the CDO I securitisation as a reserve for future trustee expenses. As such these funds are not available for use by the group.

**Investment Properties**
Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property acquired at the end of December 2004 has been recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement. Fair values for the properties have been assessed by the Company to be in line with the initial cost of the properties including acquisition costs, and as such, no profit or loss arising from changes in value has been brought to account in the current period.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

**Deferred Financing Costs**

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

**Interest-Bearing Loans and Borrowings**

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

**Minority Interests**

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

**Revenue Recognition**

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

**Income Tax**

The Company is a Guernsey, Channel Islands limited company. No provision for income taxes has been made. The Company's Irish subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The net income attributable to the subsidiaries for the year ended 31 December 2004 was de minimis and, therefore, no provision has been made.

**Foreign Currency Translation**

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary assets and liabilities denominated in foreign currencies, if any, are translated at the historical exchange rate and all differences are recognised in equity.

## 3. OTHER OPERATING EXPENSES

| | Year Ended 31 December 2004 €'000 | 8 August 2003 (Formation Date) to 31 December 2003 €'000 |
|---|---|---|
| Professional fees | **764** | 484 |
| Management fees (Note 14) | **2,180** | 257 |
| Other | **459** | 18 |
| | **3,403** | 759 |

## 4. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 31 December 2004.

| | Current Face Amount €'000 | Amortised Cost Basis €'000 | Gross Unrealised Gains €'000 | Gross Unrealised Losses €'000 | Carrying Value €'000 | Weighted Average S&P Rating | Weighted Average Coupon | Weighted Average Yield | Weighted Average Maturity (Years) |
|---|---|---|---|---|---|---|---|---|---|
| **Portfolio I** | | | | | | | | | |
| CMBS | 177,069 | 176,867 | 1,522 | (79) | 178,310 | BBB+ | 4.01% | 4.03% | 3.65 |
| Other ABS | 215,177 | 214,051 | 2,576 | (290) | 216,337 | BBB+ | 3.86% | 4.24% | 4.00 |
| | 392,246 | 390,918 | 4,098 | (369) | 394,647 | BBB+ | 3.93% | 4.16% | 3.84 |
| **Portfolio II** | | | | | | | | | |
| CMBS | 95,035 | 94,468 | 630 | (38) | 95,060 | BBB– | 4.23% | 4.31% | 4.81 |
| Other ABS | 76,356 | 76,570 | 575 | — | 77,145 | BBB | 3.86% | 3.82% | 5.68 |
| | 171,391 | 171,038 | 1,205 | (38) | 172,205 | BBB | 4.07% | 4.09% | 5.20 |
| **Portfolio III** | | | | | | | | | |
| CMBS | 121,232 | 121,505 | 1,079 | (204) | 122,380 | BBB+ | 4.62% | 4.51% | 3.80 |
| Other ABS | 97,550 | 96,398 | 878 | (175) | 97,101 | BBB+ | 4.24% | 4.77% | 3.32 |
| | 218,782 | 217,903 | 1,957 | (379) | 219,481 | BBB+ | 4.45% | 4.63% | 3.59 |
| **Total Portfolios** | 782,419 | 779,859 | 7,260 | (786) | 786,333 | BBB+ | 4.11% | 4.28% | 4.07 |
| **Other Securities** | | | | | | | | | |
| CMBS | 131,472 | 130,630 | 300 | (417) | 130,513 | AA– | 3.32% | 3.63% | 2.26 |
| Other ABS | 83,928 | 84,187 | 273 | (26) | 84,434 | A+ | 3.04% | 2.96% | 4.89 |
| | 215,400 | 214,817 | 573 | (443) | 214,947 | AA– | 3.21% | 3.37% | 3.29 |
| | 997,819 | 994,676 | 7,833 | (1,229) | 1,001,280 | BBB+ | 3.91% | 4.08% | 3.90 |
| **Short-Term Investments** | | | | | | | | | |
| Asset backed commercial paper | 255,073 | 254,051 | — | — | 254,051 | A-1+ | n/a | 2.13% | 0.19 |
| **Total** | 1,252,892 | 1,248,727 | 7,833 | (1,229) | 1,255,331 | | | | |
| **Restricted Cash** | | | | | 9,153 | | | | |
| **Total Asset Backed Securities (including cash to be invested)** | | | | | 1,264,484 | | | | |

*CMBS—Commercial Mortgage Backed Securities*
*Other ABS—Other Asset Backed Securities*

The Carrying Value in the table above includes restricted cash of €9.153 million included in Portfolio I pending its reinvestment in additional CMBS and other ABS.

The securities within Portfolio I are encumbered by the CDO I securitisation (Note 8). The securities within Portfolio II and Portfolio III are encumbered by the borrowings under the warehouse credit facilities for CDO II and CDO III described in Note 9. Most of the securities categorised as other above were subject to repurchase agreements described in Note 10 as at 31 December 2004.

Net unrealised gains on available-for-sale securities and hedge instruments recognised in the statement of changes in equity were as follows:

| | €'000 |
|---|---|
| Unrealised gains on available-for-sale securities | 7,833 |
| Unrealised losses on available-for-sale securities | (1,229) |
| Unrealised gain on hedge instruments (Note 16) | 713 |
| | 7,317 |

## 5. REAL ESTATE LOANS

| | Current Face Amount €'000 | Amortised Cost Basis €'000 | Gross Unrealised Gains €'000 | Gross Unrealised Losses €'000 | Carrying Value €'000 | Weighted Average S&P Rating | Weighted Average Coupon | Weighted Average Yield | Weighted Average Maturity (Years) |
|---|---|---|---|---|---|---|---|---|---|
| Real estate loans | 22,165 | 21,938 | — | — | 21,938 | NR | 8.35% | 8.44% | 5.88 |

## 6. OTHER ASSETS

| | 31 December 2004 €'000 | 31 December 2003 €'000 |
|---|---|---|
| Interest receivable | 7,800 | — |
| Rent receivable | 344 | — |
| Deferred financing costs | 217 | 203 |
| Prepaid insurance | 227 | 111 |
| Derivative assets | 990 | — |
| Other assets | — | 2 |
| | 9,578 | 316 |

Deferred financing costs represent costs associated with the issuance of a collateralised debt obligation and will be offset against the proceeds of the issuance.

## 7. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

| €'000 | Freehold Land & Buildings | Leasehold Property | Total |
|---|---|---|---|
| At 1 January 2004 | — | — | — |
| Additions | 303,480 | 15,034 | 318,514 |
| At 31 December 2004 | 303,480 | 15,034 | 318,514 |

The investment property portfolio consists of 96 office and retail assets located throughout metropolitan and regional Germany, predominantly in western Germany. The properties were acquired from Deutsche Bank, which remains the largest occupant of the portfolio, occupying approximately 52% of the portfolio by area. Deutsche Bank's weighted average unexpired lease term is 7.2 years.

A summary of the location and proportionate value of each property in the portfolio is as follows:

| Location | Number of Properties | Proportionate Value |
|---|---|---|
| Nordrhein-Westfalen | 30 | 33.71% |
| Baden-Württemberg | 20 | 23.91% |
| Hesse | 9 | 8.56% |
| Lower Saxony | 8 | 9.66% |
| Bayern | 7 | 7.30% |
| Rhineland-Palatinate | 6 | 4.54% |
| Saxony-Anhalt | 3 | 4.45% |
| Thuringia | 5 | 2.68% |
| Saxony | 2 | 1.63% |
| Schleswig-Holstein | 1 | 1.33% |
| Hamburg | 1 | 0.99% |
| Bremen | 1 | 0.43% |
| Mecklenburg-West Pomerania | 2 | 0.51% |
| Brandenburg | 1 | 0.30% |
| | 96 | 100.00% |

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the five investment properties are built have unexpired terms ranging from 10 years to 86 years.

**Schedule of Minimum Lease Payments Under Finance and Operating Leases**

| | Total Value €'000 | Present Value €'000 |
|---|---|---|
| Under 1 year | 241 | 222 |
| From 2 to 5 years | 1,021 | 760 |
| More than 5 years | 28,638 | 1,943 |
| Total | 29,900 | 2,925 |

The total minimum value receipts under non-cancelable sub-leases at the balance date is €5,426,000 as set out below.

**Schedule of Minimum Lease Receipts Under Sub-Leases**

| | Total Value €'000 | Present Value €'000 |
|---|---|---|
| Under 1 year | 1,255 | 1,150 |
| From 2 to 5 years | 2,915 | 2,273 |
| More than 5 years | 1,256 | 623 |
| Total | 5,426 | 4,046 |

## 8. BONDS PAYABLE

### CDO Bonds

| Class | Rating | Current Face Amount €'000 | Carrying Amount €'000 | Weighted Average Cost of Financing | Weighted Average Maturity (in years) |
|---|---|---|---|---|---|
| A and B Notes | AAA/AA | 351,000 | 347,877 | 2.777% | 7.30 |

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

## 9. BANK BORROWINGS

Bank borrowings comprises:

| | | 31 December 2004 €'000 | 31 December 2003 €'000 |
|---|---|---|---|
| Warehouse borrowings | (Note 9.1) | 350,843 | — |
| Term financing | (Note 9.2) | 244,006 | — |
| Revolving credit facility | (Note 9.3) | 14,000 | — |
| | | 608,849 | — |

The amounts drawn under the revolving credit facility (€14,000,000) and the warehouse borrowing facility (€350,843,000) are due for repayment within one year of the balance sheet date.

### 9.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under a securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with any additional securities to be acquired, are financed and held in a custody account by the bank. The Company is using this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company currently anticipates completing the securitisations in the near term.

The terms of the credit facility provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points. The weighted average financing cost was 2.89% at 31 December 2004.

### 9.2 Term Financing for Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties certain of the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, inter alia, all the real estate purchased as well as over rental streams and bank accounts. The term of the facility is 8.3 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.15% p.a., payable quarterly.

### 9.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with a major investment bank as a means of securing access to temporary working capital. The facility is secured over receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts the commitment fee is 0.5% p.a.

## 10. REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. EFL's obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling LIBOR) which resets or rolls monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €197.6 million and 2.35%, respectively at 31 December 2004.

## 11. TRADE AND OTHER PAYABLES

| | 31 December 2004 €'000 | 31 December 2003 €'000 |
|---|---|---|
| Unsettled security purchases | 254,051 | — |
| Security deposit | 5,000 | — |
| Finance and operating lease payable | 2,925 | — |
| Interest payable | 2,283 | — |
| Accrued expenses | 2,264 | 307 |
| Due to affiliates—Manager | 237 | 381 |
| Other payables | 127 | — |
| | 266,887 | 688 |

The unsettled security purchase of €254.0 million relates to the purchase of commercial paper bonds, which settled on 6 January 2005.

## 12. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the share options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

| | Year Ended 31 December 2004 | 8 August 2003 (Formation Date) to 31 December 2003 |
|---|---|---|
| Weighted average number of ordinary shares outstanding, basic | 15,214,818 | 11,857,670 |
| Dilutive effect of ordinary share options | 280,965 | — |
| Weighted average number of ordinary shares outstanding, diluted | 15,495,783 | 11,857,670 |

## 13. SHARE CAPITAL

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company issued 6,600,000 ordinary shares to institutional investors at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were issued with nil proceeds.

Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

## 14. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager, which provides for an initial term of ten years from August 2003 with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company upon expiry of the initial term of ten years, or on each three year anniversary thereof in certain circumstances if a majority of shareholders agree. In these circumstances, a termination fee is payable equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination. The Company may also terminate the Management Agreement in 60 days' notice without payment of a termination fee in the event of fraud, misappropriation of funds, gross negligence or willful violation by the Manager. In addition, upon termination by either party (including for cause), the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager) or otherwise shall continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement, which payments could continue for an indefinite period of time. In addition, if the Company does not elect to purchase the Manager's right to receive incentive compensation, the Manager will have the right to required the Company to purchase the same at the price described above. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Company's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Company. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company (as defined in the Management Agreement).

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary shares, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 31 December 2004 and 31 December 2003, management fees and expense reimbursements of approximately €0.2 million and €0.4 million, respectively, were due to the Manager.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. Wesley R. Edens does not receive any remuneration from the Company.

As stated in Note 13, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in June 2004 with nil proceeds. In addition, Paolo Bassi and Keith Dorrian will be issued 5,000 shares and 1,000 shares, respectively, in each case at each of the Company's annual general meeting in 2005 and 2006, subject to each being a director of the Company on the relevant date.

## 15. FINANCIAL INSTRUMENTS

**Derivative Financial Instruments—Securities Portfolio Contract**

In November 2003, the Company entered into a securities portfolio contract with a major investment bank (the 'Bank') whereby the Bank purchased European commercial mortgage backed and other asset backed securities, targeted to aggregate approximately €500 million, subject to the Company's right, but not the obligation, to purchase such securities from the Bank. The Company had paid a deposit to the Bank. In June and July 2004, the Company exercised its right to purchase the securities. The fair value of the contract was calculated as the value of the securities purchased by the Bank, adjusted for the cost of funding the purchase of securities and any other applicable costs. The fair value of the contract as at 31 December 2003 was approximately €57.6 million.

**Risk Management**

This section provides details of the Company's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Company is exposed are market, credit, liquidity, interest rate and foreign currency risk.

**Market Risk**

The Company's exposure to market risk is comprised mainly of movements in the value of its security and property investments. The investment portfolios are managed within the parameters disclosed in the Company's prospectus relating to its IPO.

The Company's securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets, respectively. Increases in the credit spreads above such benchmarks may affect the Company's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract, the Company was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Company would have been required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Company under the contract, less any interest earned on the deposits.

**Credit Risk**

The Company is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Company invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Company further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Company's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At 31 December 2004, the Company's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB+.

The Company's asset backed securities for sale portfolio was split between countries within Europe as follows:

| Country | Number of Securities 31 December 2004 | Face Value of Securities €'000 | Location Split |
|---|---|---|---|
| United Kingdom | 32 | 387,653 | 38.85% |
| Italy | 15 | 255,941 | 25.65% |
| Pan European | 9 | 135,703 | 13.60% |
| Germany | 11 | 101,578 | 10.18% |
| France | 5 | 46,399 | 4.65% |
| Other | 11 | 70,545 | 7.07% |
| | 83 | 997,819 | 100.00% |

The Company's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Company's derivative arrangements are major financial institutions with investment grade credit ratings with which the Company and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

**Liquidity Risk**

The Company's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Company's ability to obtain additional capital.

The Company's primary source of funds for liquidity consists of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Company's loans and debt securities are generally secured directly over its assets. The Company expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Company expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Company's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Company's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Company's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Company's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 9.3, the Company has access to temporary working capital through a revolving €35 million credit facility.

**Interest Rate Risk**

The Company's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Company's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Company's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Company will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Company match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps.

As of 31 December 2004, a 100 basis point increase in short-term interest rates would increase the Company's earnings by approximately €1 million per annum.

The weighted average interest rate on the fixed rate portion of the asset backed securities available-for-sale portfolio shown in the table is 7.14%.

The fixed interest rate portion of the bank loan and the relating interest rate swap was 4.53%.

The interest rate profile of the Company at 31 December 2004 and 31 December 2003 was as follows:

| Type | Total Per Consolidated Balance Sheet €'000 | Non-Interest-Bearing Assets €'000 | Within 1 Year Fixed % | Within 1 Year Variable % | 1 to 5 Years Fixed % | 1 to 5 Years Variable % | Over 5 Years Fixed % | Over 5 Years Variable % |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| **2004** | | | | | | | | |
| Cash and cash equivalents | 10,293 | — | — | 10,293 | — | — | — | — |
| Restricted cash | 2,812 | — | — | 2,812 | — | — | — | — |
| Asset backed securities, available-for-sale | 1,264,484 | — | 11,502 | 356,264 | 45,832 | 704,689 | — | 146,197 |
| Real estate related loans, available-for-sale | 21,938 | — | — | — | — | 7,165 | — | 14,773 |
| Investment property | 318,514 | 318,514 | — | — | — | — | — | — |
| Other assets | 9,578 | 8,588 | — | 276 | — | — | 714(1) | — |
| | 1,627,619 | 327,102 | 11,502 | 369,645 | 45,832 | 711,854 | 714 | 160,970 |
| **2003** | | | | | | | | |
| Cash and cash equivalents | 1,690 | — | — | 1,690 | — | — | — | — |
| Securities portfolio contract | 57,611 | — | — | 57,611 | — | — | — | — |
| Other assets | 316 | 316 | — | — | — | — | — | — |
| | 59,617 | 316 | — | 59,301 | — | — | — | — |
| **Liabilities** | | | | | | | | |
| **2004** | | | | | | | | |
| CDO bonds payable | 347,877 | — | — | — | — | — | — | 347,877 |
| Bank loans | 608,849 | — | — | 364,843 | — | — | 210,000 | 34,006 |
| Repurchase agreements | 197,584 | — | — | 197,584 | — | — | — | — |
| Trade and other payables | 266,887 | 266,887 | — | — | — | — | — | — |
| | 1,421,197 | 266,887 | — | 562,427 | — | — | 210,000 | 381,883 |
| **2003** | | | | | | | | |
| Trade and other payables | 688 | 688 | — | — | — | — | — | — |
| | 688 | 688 | — | — | — | — | — | — |

*(1) Net interest rate swap receivable related to the fixed €210 million portion of the term loan financing the investment properties.*

## Foreign Currency Risk

The Company's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's non-euro denominated assets and liabilities. The Company has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contracts to hedge its net sterling equity investment. At 31 December 2004, the net unrealised gain on these contracts was approximately €0.28 million.

In connection with the Company's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

The Company had net sterling assets as at 31 December 2004 of €3.93 million against forward foreign exchange contracts of €35.2 million.

**Fair Value of Financial Instruments**

Fair value represents the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Differences therefore can arise between values under the historical cost method and fair value estimates. For those financial assets and liabilities which are not already carried at fair value the fair value is not considered to be materially different from the carrying value as at 31 December 2004. The fair value of such financial assets and liabilities has been assessed using the market prices and prevailing market rates.

## 16. HEDGE ACCOUNTING—CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case by case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain on measurement at fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swap is effective.

The details of interest rate swaps entered into by the Company are as follows:

| | **31 December 2004 €'000** | 31 December 2003 €'000 |
|---|---|---|
| Nominal amount | **210,000** | — |
| Pay rate | **3.47%** | — |
| Receive rate | **3 Month Euribor** | — |
| Remaining life | **8.3 years** | — |
| Fair value | **713** | — |

## 17. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors) adopted a non-qualified share option plan for officers, directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. As a result the Manager has options over shares representing 10% of the current issued share capital of the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of grant.

## 18. SEGMENTAL REPORTING

The Company operates in one geographical segment, being Europe. The Company has conducted business through three primary segments: asset backed securities, real estate related loans and investment properties.

Summary financial data of the Company's business segments is provided below:

| | Asset Backed Securities €'000 | Real Estate Related Loans €'000 | Investment Properties €'000 | Unallocated €'000 | Total Eurocastle €'000 |
|---|---|---|---|---|---|
| **For the Year Ended 31 December 2004** | | | | | |
| Gross revenues | 28,502 | 284 | 344 | — | 29,130 |
| Interest expense | (13,353) | — | (310) | — | (13,663) |
| Other operating expenses | (147) | — | (33) | (3,256) | (3,436) |
| Net profit | 15,002 | 284 | 1 | (3,256) | 12,031 |
| **As at 31 December 2004** | | | | | |
| Total assets | 1,278,992 | 22,568 | 320,884 | 5,175 | 1,627,619 |
| Total liabilities | (1,152,462) | — | (266,234) | (2,501) | (1,421,197) |
| Minority interest | — | — | — | (2) | (2) |
| Net assets | 126,530 | 22,568 | 54,650 | 2,672 | 206,420 |

The unallocated portion of expenses consists primarily of interest on short-term investments, general and administrative expenses, and management fees pursuant to the Management Agreement.

The unallocated portion of assets and liabilities consists primarily of unrestricted cash, general prepayments and accruals, and the minority interests held by outside parties in the Company's consolidated subsidiaries.

## 19. LARGEST TEN INVESTMENTS

| | Current Face (€'000) | % of Portfolio | Carrying Value (€'000) |
|---|---|---|---|
| Rhein-Main | 255,073 | 15.89 | 254,051 |
| Heloc 1X B | 40,336 | 2.51 | 39,882 |
| Scip 2 C1 | 38,500 | 2.40 | 38,640 |
| Ghgfin 0 04/15/24 | 28,306 | 1.76 | 28,563 |
| Annfin 0 01/10/ | 27,879 | 1.74 | 28,018 |
| Geco 2002 D | 25,000 | 1.56 | 24,663 |
| Trevi 1X B | 24,000 | 1.50 | 24,060 |
| Gco 2 D | 21,000 | 1.31 | 21,483 |
| Nymph 2002-1 D | 21,000 | 1.31 | 21,148 |
| Split 2 A | 20,000 | 1.25 | 20,018 |
| | 501,094 | 31.23 | 500,525 |

All of the above investments are asset backed securities listed on European stock exchanges, with the exception of Rhein-Main Securitisation Limited. Rhein-Main is a €7.5 billion asset backed commercial paper programme. Its underlying assets are Pan European, including trade receivables, mortgages, bills of exchange, auto and consumer loans, and equipment leases. Rhein-Main is rated A-1+ by Standard & Poor's and P-1 by Moody's, and matures on 15 March 2005.

## 20. INVESTMENT IN SUBSIDIARIES

The group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns a 100% equity interest, are listed by jurisdiction below:

**Luxemburg:**
Luxgate s.a.r.l.
Eurobarbican s.a.r.l.

**Germany:**
Shortwave Acquisition GmbH
S-Wave Grundstücksverwaltungsgesellschaft 1 GmbH
S-Wave Grundstücksverwaltungsgesellschaft 2 GmbH
Longwave Acquisition GmbH
L-Wave Grundstücksverwaltungsgesellschaft 1 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 2 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 3 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 4 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 5 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 6 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 7 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 8 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 9 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 10 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 11 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 12 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 13 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 14 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 15 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 16 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 17 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 18 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 19 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 20 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 21 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 22 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 23 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 24 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 25 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 26 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 27 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 28 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 29 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 30 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 31 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 32 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 33 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 34 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 35 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 36 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 37 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 38 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 39 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 40 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 41 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 42 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 43 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 44 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 45 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 46 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 47 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 48 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 49 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 50 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 51 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 52 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 53 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 54 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 55 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 56 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 57 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 58 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 59 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 60 GmbH

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, and Eurocastle CDO III PLC which it consolidates in accordance with SIC 12 — Consolidation — Special Purpose Entities.

## 21. DIVIDENDS PAID & PROPOSED

| | **Year Ended 31 December 2004 €'000** | 8 August 2003 (Formation Date) to 31 December 2003 €'000 |
|---|---|---|
| Declared and paid during the year: | | |
| Equity dividends on ordinary shares: | | |
| Third quarter dividend for 2004: €0.30 (2003: nil) | **5,539** | — |
| | **5,539** | — |
| Dividend declared on 23 February 2005 (not recognised as a liability at 31 December 2005) | | |
| Equity dividends on ordinary shares: | | |
| Fourth quarter dividend for 2004: €0.33 (2003: nil) | **6,093** | — |

## 22. COMPARATIVES

The Company commenced operations on 21 October 2003. As the Company's first period of operations is shorter than one year, comparative periods for the consolidated statement of income, cash flows and statement of changes in equity are shown for the period from 8 August to 31 December 2003.

# corporate information

BOARD OF DIRECTORS

**Wesley R. Edens**
Principal
Fortress Investment Group LLC

**Keith Dorrian**

**Paolo Giorgio Bassi**

CORPORATE OFFICERS

**Wesley R. Edens**
Chairman and Chief Executive Officer

**Stephen Charlton**
Chief Financial Officer

**Manager**
Fortress Investment Group LLC
1251 Avenue of the Americas
16th Floor
New York, NY 10020

**Registrar**
Anson Registrars Limited
Anson House
Havilland Street
St Peter Port
Guernsey GY1 2QE

**Registered Office of the Company**
c/o HSBC Securities Services
(Guernsey) Limited
Arnold House
St Julian's Avenue
St Peter Port
Guernsey GY1 3NF
Channel Islands

**Administrator and Secretary of the Company**
HSBC Security Services
Arnold House
St Julian's Avenue
St Peter Port
Guernsey GY1 3NF

**United Kingdom Transfer Agent**
Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

**English Legal Advisers**
Linklaters
One Silk Street
London EC2Y 8HQ

**US Legal Advisers**
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

**Guernsey Legal Advisers**
Carey Olsen
PO Box 98
7 New Street
St Peter Port
Guernsey GY1 4BZ

**Independent Auditors**
Ernst & Young LLP
1 More London Place
London SE1 2AF

**Stock Exchange Listing**
Eurocastle Investment Limited's ordinary shares are listed on the London Stock Exchange (Symbol: ECT)

**Annual Meeting of Shareholders**
April 19, 2005,
Bermuda

**Investor Information Services**
Lilly H. Donohue
Managing Director, Investor Relations
Eurocastle Investment Limited
c/o Fortress Investment Group LLC
1251 Avenue of the Americas
16th Floor
New York, NY 10020
Tel. (212) 798-6118
Fax. (212) 798-6133
e-mail: ldonohue@fortressinv.com

**Forward-Looking Statements**

This report contains statements that constitute forward-looking statements. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is limited. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance may differ materially from those set forth in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results.

March 2005